Exhibit 99.1

POSCO HOLDINGS 2Q 2022 Dividend and Cancellation of Treasury Shares Merger of POSCO International & POSCO Energy

Disclaimer This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the information contained in this presentation.

2Q Dividend & Treasury Shares Cancellation Announcement ? 2Q 2022 Cash Dividend : KRW 4,000 per share 2020 2021 2022 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q Dividend per share 1,500 500 1,500 4,500 3,000 4,000 5,000 5,000 4,000 4,000 (KRW) Total dividend amount 120.2 39.9 117.7 342.6 226.9 302.5 378.1 378.1 303.4 303.4 (bn KRW) ? Cancellation of Treasury Shares (3% of outstanding shares) -2,615,605 shares (KRW 672.2bn on market value* / KRW 567.5bn on book value) *Market value: W257k/share, 11 Aug 2022 ? Since 2020, Total Shareholders Return amounts to KRW 3.1tr by Cash Dividend and Treasury Share Cancellation -25% of adjusted profit attributable to owners of the controlling company(consolidated basis) from 2020 to 1H 2022 Cancellation Amount (in trillion KRW) Dividend Amount (in trillion KRW) 0.6 1.3 0.6 0.6 FY2020FY20211H 2022

Merger of POSCO International & POSCO Energy

Outline of the Merger

With POSCO

Method

- **POSCO International will offer new shares and exchange with existing shares held by POSCO Energy, under a statutory merger of POSCO International to buy POSCO Energy**
  - Remaining company : POSCO International
  - Extinguished company : POSCO Energy

Merger Ratio

- **1 common share of POSCO Energy will receive 1.1626920 shares of POSCO International,**
  After merger, POSCO HOLDINGS's stake of POSCO International will be increased from 62.9% to 70.7%
  - Based on merger unit price of POSCO International KRW 27,801 and POSCO Energy KRW 32,324, merger ratio will be 1 : 1.1626920

➡ **POSCO International will lead the group energy business to complete of LNG Value Chain and strengthen growth**

Change in Shareholder Structure

	POSCO INTERNATIONAL	POSCO ENERGY	POSCO INTERNATIONAL + POSCO ENERGY
Issued shares	123,375,149	45,194,806	175,922,788
Major Shareholder	POSCO Holdings 62.9%	POSCO Holdings 89.0%	POSCO Holdings 70.7%

Merger of POSCO International & POSCO Energy

Purpose of the Merger

With POSCO

Respond to LNG demand growth

- **Concentrate group business capability in preparation for global LNG demand**
  - With increasing electricity demand and growing renewable energy market, LNG demand, as bridge energy, is growing at an average annual rate of 2.6%
  - Out of demand increase of 416 mn tons in 2050, 75% is concentrated in Asian region (311 mn tons)



[LNG Demand]
(million tons)
+416
361
777
'20
'50
*IHS Markit, 2021

Integrate operation of LNG business in group

- **In group, LNG business is divided into upstream led by POSCO International and downstream led by POSCO Energy**
- **Overlapping businesses include LNG trading, bunkering, overseas IPP, new and renewable energy, hydrogen**

➡ **By completion of group-wide LNG Value Chain, raise synergy between upstream and downstream businesses and streamline overlapping functions**

Expedite eco-friendly energy business

- **Prepare for transition to hydrogen-based reduction ironmaking and growth of mid-to long-term renewable energy**
  - Build ammonia storage infrastructure in steps to domestically supply hydrogen
  - Expand hydrogen blending and renewable energy businesses for group's carbon neutrality



Ammonia Storage Tank
-
100k kℓ
(2 units)
510k kℓ
(10 units)
Solar
Wind
Renewable Energy
0.1
0.7
2.4GW
'21
'26
'30

Merger of POSCO International & POSCO Energy

Expected Outcomes

With POSCO

Raise synergy across businesses and strengthen global competitiveness through completion of LNG Value Chain



【 LNG Business Value Chain 】
Upstream
Midstream
Downstream
posco INTERNATIONAL
Gasfield
【 Expand LNG Midstream 】
Export Terminal
LNG Carrier
posco INTERNATIONAL
Trading
posco ENERGY
Import Terminal
posco ENERGY
LNG Power Generation
Test Operation of LNG Carrier
Bunkering, etc.
• Increase Senex output
• Develop new mining field assets
• Strengthen value chain on securing infrastructure asset
- Export terminal, dedicated carrier, etc.
• Expand captive-based LNG trading volume
• Increase capacity of LNG import terminal
• Secure raw material competitiveness
• Diversify power generation portfolio
• Expand business linked with LNG infrastructure (storage facility)
• Enter new businesses
- Bunkering, SSLNG1), etc.
1) SSLNG(Small Scale LNG) : Supply small and medium-sized LNG using specialized trucks in islands and mountainous areas where installation of natural gas infrastructure is difficult

Strengthen profitability and contribute to group synergy through integration and expansion of LNG business